Exhibit (j)(2)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 90 to the Registration Statement No. 811-04008 on Form N-1A of Fidelity Investment Trust, of our report dated December 17, 2004 appearing in the Annual Report to Shareholders of Fidelity International Small Cap Fund and of our reports each dated December 20, 2004 appearing in the Annual Reports to Shareholders of Fidelity Aggressive International Fund, Fidelity Diversified International Fund, Fidelity Europe Capital Appreciation Fund, and Fidelity Worldwide Fund for the year ended October 31, 2004.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firm" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
December 29, 2004